Dune Energy, Inc.

Two Shell Plaza

777 Walker Street, Suite 2450

Houston, TX 77002

October 16, 2007

By EDGAR FILING

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F. Street, NE, Mail Stop 7010

Washington, D.C. 20649

Attn: Anne Nguyen Parker

Re:	Dune Energy, Inc.
Registration Statement on Form S-4
Filed August 15, 2007;
File No. 333-145480

Dear Ms. Parker:

Dune Energy, Inc. (the “Company”) is registering its offer to exchange its 10 1/2% Senior Secured Notes due 2012 (the “Exchange Notes”) for its outstanding 10 1/2% Senior Secured Notes due 2012 (the “Old Notes”), in the aggregate principal amount of $300,000,000, pursuant to its Registration Statement on Form S-4 (the “Exchange Offer”) in reliance on the staff of the Securities and Exchange Commission’s position enunciated in Exxon Capital Holdings Corporation (available April 13, 1989), Morgan Stanley & Co. Incorporated (available June 5, 1991) and Shearman & Sterling (available July 2, 1993).

Accordingly, the Company represents as follows:

1.     The Company has not entered into any arrangement or understanding to distribute the securities to be received in the Exchange Offer (the “Securities”) and to the best of the Company’s information and belief, each person participating in the Exchange Offer is acquiring the Securities in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Securities.

2.     The Company will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if the Exchange Offer is being registered for the purpose of secondary resales, any securityholder using the Exchange Offer to participate in a distribution of the Securities (a) could not rely on the staff position enunciated in Exxon Capital Holdings Corporation (available April 13, 1989) or similar letters and (b) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with a secondary resale transaction.

Securities and Exchange Commission

Division of Corporate Finance

October 16, 2007

3.     The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K under the Securities Act.

4.     The Company will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer who holds Old Notes (as defined in the Exchange Offer prospectus) acquired for its own account as a result of market-making activities or other trading activities, and who receives Securities in exchange for such Old Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act (as defined in Shearman & Sterling (available July 2, 1993)) in connection with any resale of such Securities.

5.     The Company will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer the following additional provisions:

(a)     If the exchange offeree is not a broker-dealer, an acknowledgement that it is not engaged in, and does not intend to engage in, a distribution of the Securities.

(b)     If the exchange offeree is a broker-dealer holding Old Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgement that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Securities received in respect of such Old Notes pursuant to the Exchange Offer.

6.     The Company further represents that, with respect to any broker-dealer that participates in the Exchange Offer with respect to Old Notes acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with the Company or an affiliate of the Company to distribute the Exchange Securities.

This letter supersedes and replaces in its entirety the Company’s letter to the Commission dated September 21, 2007 and is being submitted in response to the Commission’s comment letter dated October 9, 2007 with respect to the Company’s Amendment No. 1 to its Exchange Offer registration statement on Form S-4.

Sincerely, Dune Energy, Inc.

By:	/s/ Frank T. Smith, Jr.
Frank T. Smith, Jr., Chief Financial Officer